FORM FUNDING PORTAL
SCHEDULE A

Direct Owners and Executive Officers

1. Complete Schedule A only if submitting an initial application. Schedule A asks for information about the *applicant*'s direct owners and executive officers. Use Schedule B to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

    (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, director and any other individuals with similar status or functions;

    (b) if *applicant* is organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of the *applicant*'s voting securities, unless *applicant* is a public reporting company (a company subject to Section 13 or 15(d) of the Exchange Act);

    Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of 5% or more of a class of the *applicant*'s voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

    (c) if the *applicant* is organized as a partnership, <u>all</u> general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the *applicant*'s capital;

    (d) in the case of a trust, (i) a *person* that directly owns 5% or more of a class of the *applicant*'s voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant*'s capital, (ii) the trust and (iii) each trustee; and

    (e) if the *applicant* is organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the *applicant*'s capital, and (ii) if managed by elected managers, all elected managers.

3. In the DE/FE/NP column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "NP" if the owner or executive officer is a natural person.

4. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

5. Ownership codes are:

NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more
	G - Other (general partner, trustee, or elected member)	

6. Control Person:
    (a) In the Control Person column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form Funding Portal, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are "control persons".

    (b) In the PR column, enter "PR" if the owner is a public reporting company under Section 13 or 15(d) of the Exchange Act.

7. Complete each column.

FULL LEGAL NAME (Natural Persons: Last Name, First Name, Middle Name)	DE/FE/NP	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		*CRD* No. (If None: S.S. No. and Date of Birth, IRS Tax No., or IRS Employer ID No.)
			MM	YYYY		Yes/No	PR	
Siu Lun Au	NP	Chairman & CEO Shareholder	02	2016	C	Yes		K556594(4) 1 Jul 1976
Ho Chuen Leung	NP	President Shareholder	02	2016	C	Yes		K697510(0) 18 July 1977
Kin Sun Tang	NP	CTO Shareholder	02	2016	NA	No		K545349(7) 26 January 1981
King Yee Chiang	NP	General Manager Shareholder	03	2016	NA	No		Y168637(0) 1 July 1991
Kwai Mui Lee	NP	Shareholder	02	2016	NA	No		P527897(3) 17 August 1979